

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

<u>Via E-mail</u>
Ben M. Palmer
Vice President and CFO
RPC, Inc.
2801 Buford Highway
Suite 520
Atlanta, Georgia 30329

      Re: **RPC, Inc.**
             Form 10-K for Fiscal Year Ended
             December 31, 2010
             Filed March 4, 2011
             File No. 1-08726

Dear Mr. Palmer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Ethan Horowitz

                             Ethan Horowitz
                             Branch Chief